SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)

                          (AMENDMENT NO. ___________)*


                            Journal Register Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   481138 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                             ---------------------








                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 481138 10 5              13G                 PAGE 2 OF 12 PAGES


--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Warburg, Pincus Investors, L.P.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                    (b)  [ X ]


--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                            5        SOLE VOTING POWER
       NUMBER OF
        SHARES                       12,086,349
      BENEFICIALLY
     OWNED BY EACH
       REPORTING
      PERSON WITH       --------------------------------------------------------
                            6        SHARED VOTING POWER

                                     -0-
                        --------------------------------------------------------
                            7        SOLE DISPOSITIVE POWER

                                     12,086,349
                        --------------------------------------------------------
                            8        SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,086,349
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES*
                                                                           [   ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             25.0%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 481138 10 5              13G                 PAGE 3 OF 12 PAGES

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Warburg, Pincus & Co.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                    (b)  [ X ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                       5         SOLE VOTING POWER
    NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY                     -0-
     EACH
   REPORTING
  PERSON WITH
                       ---------------------------------------------------------
                       6         SHARED VOTING POWER

                                 36,457,927
                       ---------------------------------------------------------
                       7         SOLE DISPOSITIVE POWER

                                 -0-
                       ---------------------------------------------------------
                       8         SHARED DISPOSITIVE POWER

                                 36,457,927
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          36,457,927
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES*
                                                                           [   ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             75.3%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 481138 10 5              13G                 PAGE 4 OF 12 PAGES

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          E.M. Warburg, Pincus & Co., LLC

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                    (b)  [ X ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                      5       SOLE VOTING POWER
    NUMBER OF
     SHARES                   -0-
   BENEFICIALLY
    OWNED BY
     EACH
   REPORTING
  PERSON WITH
                      ----------------------------------------------------------
                      6       SHARED VOTING POWER

                              36,457,927
                      ----------------------------------------------------------
                      7       SOLE DISPOSITIVE POWER

                              -0-
                      ----------------------------------------------------------
                      8       SHARED DISPOSITIVE POWER

                              36,457,927
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          36,457,927
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES*

                                                                           [   ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             75.3%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*


          00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 481138 10 5              13G                 PAGE 5 OF 12 PAGES

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Warburg, Pincus Capital Company,  L.P.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                    (b)  [ X ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                      5       SOLE VOTING POWER
   NUMBER OF SHARES
     BENEFICIALLY             24,248,774
     OWNED BY EACH
      REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                      6       SHARED VOTING POWER

                              -0-
                      ----------------------------------------------------------
                      7       SOLE DISPOSITIVE POWER

                              24,248,774
                      ----------------------------------------------------------
                      8       SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,248,774
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES*

                                                                           [   ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             50.1%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*


          PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 481138 10 5              13G                 PAGE 6 OF 12 PAGES

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Warburg, Pincus Capital Partners Liquidating Trust

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                    (b)  [ X ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                       5      SOLE VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY              122,804
    OWNED BY EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                       6      SHARED VOTING POWER

                              -0-
                       ---------------------------------------------------------
                       7      SOLE DISPOSITIVE POWER

                              122,804
                       ---------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          122,804
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES*

                                                                           [   ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0.2%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 481138 10 5              13G                 PAGE 7 OF 12 PAGES


ITEM 1(a).        NAME OF ISSUER:
                  --------------

                  Journal   Register   Company,  a  Delaware   corporation  (the
                  "Issuer").

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  -----------------------------------------------

                  State Street Square
                  50 West State Street
                  Trenton, New Jersey 08608-1298

ITEMS 2(a)
 AND 2(b).        NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  -----------------------------------------------------------

                  This statement is filed by and on behalf of (a) Warburg, Pincus Investors, L.P., a Delaware limited partnership ("Investors"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); (c) Warburg, Pincus Capital Partners Liquidating Trust, a New York trust ("WPLT"); (d) Warburg, Pincus Capital Company, L.P., a Delaware limited partnership ("WPCC"); and (e) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMWP"). WP, the sole general partner of WPCC and Investors, has a 20% interest in the profits of WPCC and Investors, as the general partner. Lionel
                  I. Pincus is the managing partner of WP, the Chairman of the Board, Chief Executive Officer and managing member of EMWP and the managing partner of Pincus & Co., a New York limited partnership, whose primary activity is the ownership of interests in WP and EMWP. The members of EMWP are substantially the same as the partners of WP.

                  The principal business of WPLT is to manage the orderly liquidation of the assets formerly held by Warburg, Pincus Capital Partners, L.P., a Delaware limited partnership ("WPCP"), that was formerly engaged in making venture capital and related investments, whose partnership agreement terminated on September 30, 1997. Prior to termination of the partnership agreement, WPCP distributed an aggregate of 122,804 shares of the Issuer's common stock, $0.01 par value (the "Common Stock"), to WPLT. The trustees of WPLT are Lionel
                  I. Pincus, John L. Vogelstein and Stephen Distler. Each of Messrs. Pincus, Vogelstein and Distler disclaims beneficial ownership of any shares owned by WPLT. Mr. Vogelstein is a general partner of WP and the Vice Chairman of the Board and a member of EMWP and Mr. Distler is a general partner of WP and the treasurer, a managing director and a member of EMWP.

                  The business address of each of Investors, WP, WPLT, WPCC and EMWP is 466 Lexington Avenue, New York, New York 10017.

ITEM 2(c).        CITIZENSHIP:
                  -----------

                  Not Applicable.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
                  ----------------------------

                  This statement relates to shares of the Issuer's Common Stock.

ITEM 2(e).        CUSIP NUMBER:
                  ------------

                  481138 10 5

ITEM 3.           NOT APPLICABLE.

CUSIP NO. 481138 10 5              13G                 PAGE 8 OF 12 PAGES


ITEM 4.           OWNERSHIP:
                  ---------

                  (a)   AMOUNT BENEFICIALLY OWNED:
                        -------------------------

                         (i) Each of WP and EMWP beneficially owns 36,457,927 shares of Common Stock.
                         (ii) Investors beneficially owns 12,086,349  shares  of
                              Common Stock.
                         (iii)WPCC   beneficially   owns  24,248,774   shares of
                              Common Stock.
                         (iv) WPLT beneficially  owns  122,804 shares of  Common
                              Stock.

                  (b)   PERCENT OF CLASS:
                        ----------------

                          (i)   Investors  -- 25.0%
                          (ii)  WP -- 75.3%
                          (iii) EMWP -- 75.3%
                          (iv)  WPCC -- 50.1%
                          (v)   WPLT -- 0.2%

                  (c)      (i)     Sole power to direct the vote

                                    Investors -- 12,086,349
                                    WP -- 0
                                    EMWP -- 0
                                    WPCC -- 24,248,774
                                    WPLT -- 122,804

                          (ii)    Shared power to vote or direct the vote

                                    Investors -- 0
                                    WP -- 36,457,927
                                    EMWP - 36,457,927
                                    WPCC -- 0
                                    WPLT--- 0

                           (iii) Sole power to dispose or to direct the disposition

                                    Investors -- 12,086,349
                                    WP -- 0
                                    EMWP -- 0
                                    WPCC --    24,248,774
                                    WPLT -- 122,804

                          (iv)    Shared  power  to   dispose  or  direct    the
                                  disposition

                                    Investors  --  0
                                    WP  --  36,457,927
                                    EMWP  -- 36,457,927
                                    WPCC -- 0
                                    WPLT -- 0


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                  --------------------------------------------

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON:
                  ------------------------------------------------

                  Not Applicable.

CUSIP NO. 481138 10 5              13G                 PAGE 9 OF 12 PAGES



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
                  --------------------------------------------

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                  ---------------------------------------------------------

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:
                  ------------------------------

                  Not Applicable.

ITEM 10.          CERTIFICATION:
                  -------------

                  Not Applicable.

CUSIP NO. 481138 10 5              13G                 PAGE 10 OF 12 PAGES



                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1998              WARBURG, PINCUS INVESTORS, L.P.

                                      By: Warburg, Pincus & Co., General Partner


                                      By:  /S/ STEPHEN DISTLER
                                           -------------------------------------
                                           Stephen Distler, Partner


Dated:  February 5, 1998               WARBURG, PINCUS & CO.


                                       By:  /S/ STEPHEN DISTLER
                                            ------------------------------------
                                            Stephen Distler, Partner


Dated:  February 5, 1998                E.M. WARBURG, PINCUS & CO., LLC


                                        By:  /S/ STEPHEN DISTLER
                                             -----------------------------------
                                             Stephen Distler, Partner


Dated:  February 5, 1998                WARBURG, PINCUS CAPITAL COMPANY, L.P.


                                        By:  /S/ STEPHEN DISTLER
                                             -----------------------------------
                                             Stephen Distler, Partner


Dated:  February 5, 1998                WARBURG, PINCUS CAPITAL PARTNERS
                                        LIQUIDATING TRUST


                                        By:  /S/ STEPHEN DISTLER
                                             -----------------------------------
                                             Stephen Distler, Partner

CUSIP NO. 481138 10 5              13G                 PAGE 11 OF 12 PAGES


                                    SCHEDULES

Schedule I Joint Filing Agreement, dated February 5, 1998, among the signatories to this Schedule 13G.

CUSIP NO. 481138 10 5              13G                 PAGE 12 OF 12 PAGES



                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(f)(1)


     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: February 5, 1998               WARBURG, PINCUS INVESTORS, L.P.

                                      By: Warburg, Pincus & Co., General Partner


                                      By: /S/ STEPHEN DISTLER
                                          --------------------------------------
                                          Stephen Distler, Partner


                                      WARBURG, PINCUS & CO.


                                      By: /S/ STEPHEN DISTLER
                                          --------------------------------------
                                          Stephen Distler, Partner


                                       E.M. WARBURG, PINCUS & CO., LLC


                                       By: /S/ STEPHEN DISTLER
                                           -------------------------------------
                                           Stephen Distler, Member


                                        WARBURG, PINCUS CAPITAL COMPANY, L.P.


                                        By: /S/ STEPHEN DISTLER
                                            ------------------------------------
                                            Stephen Distler, Partner


                                        WARBURG, PINCUS CAPITAL PARTNERS
                                        LIQUIDATING TRUST


                                        By: /S/ STEPHEN DISTLER
                                            ------------------------------------
                                            Stephen Distler, Trustee